Evergy, Inc. 1200 Main Street Kansas City, MO 64105

September 13, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Karl Hiller

  Branch Chief

  Office of Energy & Transportation

RE:	Evergy, Inc.

  Form 10-K for the Fiscal Year ended December 31, 2021

  Filed February 25, 2022

  File No. 001-38515

Dear Mr. Hiller:

Reference is made to the letter of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), dated September 1, 2022 (the “Comment Letter”), with respect to the above referenced filing. This letter is submitted on behalf of Evergy, Inc. (the “Company”) in response to the Comment Letter.

To assist in your review, the Staff’s comment is repeated below in bold face type with the Company’s response set forth immediately following.

Form 10-K for the Fiscal Year ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary

Non-GAAP Measures, page 38

1.

We have read your response to prior comment one, including the incremental disclosures that you have proposed to include in future filings that include your non-GAAP utility margin. Please expand such disclosures to address the following additional points.

•

Provide further details in footnote (a) to the reconciliation of the nature of operating and maintenance expenses that are deemed to be directly attributable to your revenue-producing activities (i.e. cost of sales), and to clarify how these are differentiated from other costs reported in this line item on page 72.

•

Provide quantification of the various factors underlying changes in the measures of GAAP gross margin in the narrative which follows the reconciliation, comparable to your discussion and analysis of changes in non-GAAP utility gross margin.

Evergy, Inc. 1200 Main Street Kansas City, MO 64105

Response:

The Company respectfully acknowledges the Staff’s comments regarding providing further details in footnote (a) to Evergy’s reconciliation of GAAP gross margin to utility gross margin (non-GAAP) and quantification of the various factors and underlying changes in GAAP gross margin in Evergy’s narrative which follows the reconciliation. The Company has provided an illustrative example of the expanded reconciliation and narrative disclosure below, as if included in the Company’s Form 10-K for fiscal year ended December 31, 2021. The Company plans to incorporate a similar reconciliation and narrative disclosure in future filings if the Company elects to present non-GAAP utility gross margin in such filings.

The Company proposes the following reconciliation and narrative disclosure to be included within Evergy’s Results of Operations in MD&A. The Company would provide similar disclosures for Evergy Kansas Central, Inc. and Evergy Metro, Inc. that are not included below.

Gross Margin (GAAP) and Utility Gross Margin (non-GAAP)

The following table summarizes Evergy’s gross margin (GAAP) and MWhs sold and reconciles Evergy’s gross margin (GAAP) to Evergy’s utility gross margin (non-GAAP). See “Executive Summary—Non-GAAP Measures”, above for additional information regarding gross margin (GAAP) and utility gross margin (non-GAAP).

	Revenues and Expenses			MWhs Sold
	2021	Change	2020	2021	Change	2020
	(millions)			(thousands)
Retail revenues
Residential	$1,918.3	$9.1	$1,909.2	15,715	232	15,483
Commercial	1,681.3	39.6	1,641.7	17,659	664	16,995
Industrial	597.0	8.3	588.7	8,608	365	8,243
Other retail revenues	33.1	(5.4)	38.5	131	(1)	132
Total electric retail	4,229.7	51.6	4,178.1	42,113	1,260	40,853
Wholesale revenues	717.2	453.2	264.0	15,916	1,056	14,860
Transmission revenues	356.8	38.3	318.5	N/A	N/A	N/A
Other revenues	283.0	130.2	152.8	N/A	N/A	N/A
Operating revenues	5,586.7	673.3	4,913.4	58,029	2,316	55,713
Fuel and purchased power	(1,557.0)	(458.0)	(1,099.0)
SPP network transmission costs	(290.4)	(27.2)	(263.2)
Operating and maintenance (a)	(535.7)	12.4	(548.1)
Depreciation and amortization	(896.4)	(16.3)	(880.1)
Taxes other than income tax	(380.5)	(16.3)	(364.2)
Gross margin (GAAP)	1,926.7	167.9	1,758.8
Operating and maintenance (a)	535.7	(12.4)	548.1
Depreciation and amortization	896.4	16.3	880.1
Taxes other than income tax	380.5	16.3	364.2
Utility gross margin (non-GAAP)	$3,739.3	$188.1	$3,551.2

(a) Operating and maintenance expenses which are deemed to be directly attributable to revenue-producing activities include plant operating and maintenance expenses at generating units and transmission and distribution operating and maintenance expenses and have been separately presented in order to calculate gross margin as defined under GAAP. These amounts exclude general and administrative expenses not directly attributable to revenue-producing activities of $571.8 million and $614.9 million for 2021 and 2020, respectively.

Evergy, Inc. 1200 Main Street Kansas City, MO 64105

Evergy’s gross margin (GAAP) increased $167.9 million in 2021, compared to 2020 and Evergy’s utility gross margin (non-GAAP) increased $188.1 million in 2021, compared to 2020, both measures were driven by:

•	$94.5 million of non-regulated energy marketing margins recognized at Evergy Kansas Central related to the February 2021 winter weather event;

•

an $84.1 million increase primarily due to higher retail sales driven by favorable weather (cooling degree days increased 13%, partially offset by a 5% decrease in heating degree days) and an increase in weather-normalized commercial and industrial demand partially offset by a decrease in weather-normalized residential demand;

•	a $38.3 million increase in transmission revenue primarily due to updated transmission costs reflected in Evergy Kansas Central’s FERC transmission formula rate (TFR) effective in January 2021; and

•	a $1.4 million net increase due to other impacts from the February 2021 winter weather event driven by:

•

a $33.8 million increase at Evergy Kansas Central driven by higher wholesale sales at its non-regulated 8% ownership share of Jeffrey Energy Center (JEC) due to higher wholesale sales prices and MWhs sold in February 2021; partially offset by

•

a $21.0 million decrease at Evergy Missouri West driven by $14.8 million of increased fuel and purchased power costs in February 2021 that are not currently recoverable from customers through its fuel recovery mechanism and a $6.2 million decrease related to a special requirements contract with an industrial customer; and

•

an $11.4 million decrease at Evergy Metro primarily driven by jurisdictional allocation differences currently present between its fuel recovery mechanisms in Missouri and Kansas regarding its refund to customers for the net increase in wholesale revenues in February 2021; partially offset by

•

a $30.2 million decrease in revenues at Evergy Kansas Central and Evergy Metro due to rate reductions beginning January 1, 2021, in Kansas to reflect their exemption from Kansas corporate income taxes.

Additionally, the increase in Evergy’s gross margin (GAAP) was also driven by:

•

a $12.4 million decrease in operating and maintenance expenses which are determined to be directly attributable to revenue producing activities primarily driven by a $16.9 million decrease in transmission and distribution operating and maintenance expenses, partially offset by a $6.7 million increase in plant operating and maintenance expense at fossil-fuel generating units; offset by

•	a $16.3 million increase in depreciation and amortization primarily driven by higher capital additions at Evergy Kansas Central in 2021; and

•	a $16.3 million increase in taxes other than income taxes driven by an increase in property taxes in Missouri and Kansas primarily due to higher assessed property tax values.

*****

We will be pleased to respond promptly to any requests for additional information or material that we may provide in order to facilitate your review. If you have any questions, or require clarification on any of the responses provided, please do not hesitate to contact me at (816) 654-1628 or kirk.andrews@evergy.com or Steven Busser, Vice President and Chief Accounting Officer at (816) 654-1601 or steve.busser@evergy.com.

Very truly yours,

/s/ Kirkland B. Andrews

Kirkland B. Andrews
Executive Vice President and Chief Financial Officer

cc:	Steven Busser, Vice President and Chief Accounting Officer, Evergy, Inc.

Christie Dasek-Kaine, Senior Director, Counsel and Assistant Corporate Secretary, Evergy, Inc.

Lily Dang, Securities and Exchange Commission

Mark Wojciechowski, Securities and Exchange Commission